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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)
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MFS Government Markets Income Trust
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

552939100
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(CUSIP Number)

Bulldog Investors General Partnership
Park 80 West, Plaza Two, Suite 750
Saddle Brook, NJ 07663
Tel. (201) 556-0092

With a copy to:

Stephen P. Wink, Esq.
Cahill/Wink LLP
5 Penn Plaza
23rd Floor
New York, NY 10001
(646) 378-2105
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2007
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See ss. §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 552939100
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1	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Bulldog Investors General Partnership
56-2585535
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2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ X ]
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3	SEC Use Only
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4	Source of Funds (See Instructions)

WC
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5	Check if Disclosure of legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
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6	Citizenship or Place of Organization

New York
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Number of	7	Sole Voting Power 0

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Shares

Beneficially	8	Shared Voting Power 0
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Owned by

Each	9	Sole Dispositive Power 0
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Reporting
Person With:	10	Shared Dispositive Power 0

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11	Aggregate Amount Beneficially Owned by Each Reporting Person

0
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12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

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13	Percent of Class Represented by Amount in Row (11)

0%
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14	Type of Reporting Person (See Instructions)

PN
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This Amendment No. 4 amends the Schedule 13D filed May 1, 2007 (the “Schedule 13D”), as amended by Amendment No. 1 filed June 13, 2007, as amended by Amendment No. 2 filed September 11, 2007, as amended by Amendment No. 3 filed October 5, 2007, and is filed by Bulldog Investors General Partnership (the “Reporting Person”), with respect to the Common Stock of MGF.  Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The responses of the Reporting Person to Rows (7) through (13) of the cover page of this Amendment No. 4 are incorporated herein by reference.  On October 16, 2007, the Reporting Person transferred all of its shares of Common Stock to certain of its General Partners, including Opportunity Partners L.P., Full Value Partners L.P., Steady Gain Partners L.P. and Calapasas Investment Partners L.P.  Accordingly, as of October 16, 2007, the Reporting Person does not beneficially own any shares of Common Stock and ceased to be the beneficial owner (as defined in Rule 13d-3) of more than five percent (5%) of the outstanding shares of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: November 14, 2007

BULLDOG INVESTORS GENERAL PARTNERSHIP

By: /s/ KIMBALL & WINTHROP, INC., general partner

By: /s/ Phillip Goldstein
Name: Phillip Goldstein
Title: President